Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 14, 2008

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected by ballot as directors of the Corporation until the next Annual Meeting:

Name of Nominee	Votes For - %		Votes Withheld - %
James C. Baillie	243,896,590	99.71%	719,859	0.29%
George W. Carmany, III	243,813,837	99.67%	802,429	0.33%
John H. Clappison	240,685,281	98.39%	3,930,664	1.61%
David A. Ganong, CM	243,918,839	99.71%	698,131	0.29%
Germaine Gibara	241,356,054	98.67%	3,260,314	1.33%
Krystyna T. Hoeg	240,560,310	98.34%	4,055,956	1.66%
David W. Kerr	243,850,770	99.69%	765,598	0.31%
Idalene F. Kesner	243,299,091	99.46%	1,317,175	0.54%
Mitchell M. Merin	243,839,954	99.68%	776,312	0.32%
Bertin F. Nadeau	243,304,165	99.46%	1,312,203	0.54%
Ronald W. Osborne	243,560,241	99.57%	1,056,025	0.43%
Donald A. Stewart	244,170,042	99.82%	446,326	0.18%

Appointment of Auditors

The following were the results of the ballot to appoint Deloitte & Touche LLP as Auditors of the Corporation:

Votes For - %	Votes Withheld - %
244,225,427 - 99.84%	391,474 - 0.16%

Amendments to By-Law No. 1

The following were the results of the ballot conducted for the resolution to approve amendments to Section 3.1 of By-Law No. 1 of Sun Life Financial Inc. relating to directors and officer indemnification:

Outcome	Votes For - %	Votes Against - %
Carried	240,741,856 - 98.61%	3,403,804 - 1.39%

Amendments to the Executive Stock Option Plan

The following were the results of the ballot conducted for the resolution to approve amendments to Sun Life Financial Inc.’s Executive Stock Option Plan:

Outcome	Votes For - %	Votes Against - %
Carried	214,376,207 - 91.46%	20,014,563 - 8.54%

/ s / “Joan M. Wilson”

Joan M. Wilson

Vice-President and Corporate Secretary